

Shu Li · 2nd in

Co-Founder at Petri Bio

Los Angeles, California · 500+ connections · **Contact info**

Petri Bio

 **Y Combinator**

Experience

Co-Founder

Petri Bio · Full-time

Sep 2019 – Present · 11 mos

Los Angeles, California, United States

Reviewer

Advances in Plants and Agriculture Research, and 4 other journals

Jan 2015 – Sep 2019 · 4 yrs 9 mos

Since 2015, peer reviewer for Journal of Experimental Biology and Agricultural; Advances in Plants & Agriculture Research; World Journal of Agricultural Research; Modern Environmental Science and Engineering, Advances in Crop Science and Technology, and became an Associate Editorial Board member in Agricultural Research & Technology in 2016.

 ### Co-Founder

Alpine Roads

Jan 2017 – Jun 2019 · 2 yrs 6 mos

San Francisco Bay Area

 **Penn State University**

6 yrs 5 mos







Biology Greenhouse Research Associate
May 2016 – Dec 2016 · 8 mos

Graduate Research Assistant
Aug 2010 – Dec 2016 · 6 yrs 5 mos

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Education

Y Combinator
Summer 2017 batch
2017 – 2017

Penn State University
Ph.D., Plant Biology
2010 – 2016



Nankai University
Bachelor, Biotechnology
2006 – 2010

Licenses & Certifications



Positive Psychology: Martin E. P. Seligman's Visionary Science
Coursera
Issued Feb 2018 · No Expiration Date
Credential ID RTNJJV9DMZKT

See credential



Bioinformatic Methods II
Coursera Course Certificates
Issued Dec 2016 · No Expiration Date
Credential ID NF6EWHQE4RAS

See credential



Penn State Online Teaching Certificate
Penn State World Campus
Issued Feb 2016 · No Expiration Date

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Volunteer Experience



Chair, Honorary Membership Awards Committee
Graduate Women in Science
Jul 2018 – Present • 2 yrs 1 mo
Science and Technology



Science Writer
Remineralize the Earth
Jul 2016 – Present • 4 yrs 1 mo

http://remineralize.org/meet-the-team-2/



Reviewer for translated website
Smithsonian Institution
Mar 2016 • 1 mo



